Exhibit 99.1

ParaZero Signs an Agreement with Autonomous Solar Panels Drone Company Valued Over $200,000

TEL AVIV, Israel, Sept. 05, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircrafts, today announced that it has signed an agreement with BladeRanger Ltd. (TASE: BLRN) (“BladeRanger”), a developer of a powerful cleaning payload for drones that is designed for inspection and washing of solar panels and tall buildings. The multi-phase agreement is valued at approximately $230,000.

As part of the agreement, ParaZero will support regulatory processes with the Israeli Civil Aviation Authority (CAA) to develop and certify a safe drone operating system for BladeRanger’s urban drones. This involves researching regulatory requirements, proposing potential solutions and designing a safety system, hardware and software, that is optimized for BladeRanger’s platform, tailored to this market segment and compliant with the Israeli standards and regulations set by the CAA. ParaZero will also provide technical support and coordinate testing to ensure compliance and successful implementation.

The global window cleaning services market was valued at approximately $123B in 2022, with the cleaning by drones market being valued at $5.06B in 2023 and is expected to grow to $13.34B by 2030, according to market research by the Israel Export Institute. The report also states that this significant growth will be driven by the increasing adoption of drone technology for efficient, safe and cost-effective cleaning solutions across various sectors, including commercial and industrial buildings. The advancements in autonomous navigation, AI integration and enhanced battery life are key factors propelling the market expansion. As regulations become more supportive and technology continues to evolve, the cleaning drones’ market is poised for substantial growth over the forecast period.

ParaZero’s CEO, Boaz Shetzer, comment “Our deep, cross-industry expertise in drone safety and regulatory compliance positions us as the ideal partner for BladeRanger’s urban drones. We have a proven track record of developing cutting-edge safety solutions that meet the stringent requirements of civil aviation authorities. By leveraging our extensive knowledge, we plan to deliver a robust, validated, and comprehensive safety system to mitigate ground risks and protect assets.”

BladeRanger’s CEO, Oded Fruchtman, comment “We are happy to partner with ParaZero on this project that opens for BladeRanger a huge potential market in addition to the Solar market where we are currently active.”

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses how advancements in autonomous navigation, AI integration and enhanced battery life are key factors propelling the expansion of the global window cleaning services market by drones, the substantial growth in the cleaning drones’ market and its plan to deliver a robust, validated, and comprehensive safety system to mitigate ground risks and protect assets. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246